March 29, 2010
Via Edgar
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Brand Energy & Infrastructure Services, Inc. SEC File Number: 333-133696
Ladies and Gentlemen:
Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Brand Energy & Infrastructure Services, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-133696), as amended, which was originally filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2006, along with any exhibits (the “Registration Statement”).
Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Registration Statement is out of date and more than nine months have elapsed since the Registration Statement was filed.
The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Brand Energy & Infrastructure Services, Inc., 1325 Cobb International Drive, Kennesaw, GA 30152, facsimile number 678/285-1451, with a copy to Registrant’s counsel, Ryan Bekkerus at Simpson Thacher & Bartlett, LLP, 425 Lexington Avenue, New York, NY 10017, facsimile number 212/455-2502.

United States Securities and Exchange Commission
March 29, 2010

If you have any questions regarding this application for withdrawal, please contact the undersigned at 678-285-1450 or James R. Billingsley, the Registrant’s Vice President and General Counsel, at 678-285-1457.
Sincerely,
Anthony A. Rabb
Chief Financial Officer and Vice President, Finance